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WAHLCO ENVIRONMENTAL SYSTEMS, INC. ANNOUNCED THAT:

The Company and its approximately 81% stockholder, Pacific Diversified Capital Company ("PDC"), ARE PLEASED TO ANNOUNCE THAT THEY have entered into a letter of intent with an unrelated third party WHICH MAY PROVIDE FINANCING FOR THE COMPANY AND RESULT IN NEW OWNERSHIP OF THE COMPANY.

Under the nonbinding terms of the letter of intent, the third party would provide the Company with a $5 million line of credit secured by the assets of the Company and its subsidiaries, and PDC would provide the third party with options to purchase ALL of the Company's debt held by PDC at a substantial discount from its face value and all of the Company's capital stock held by PDC at a fraction of its book value.

Under the binding terms of the letter of intent, the Company may not initiate any negotiations or discussions with any other party regarding any of the stock or assets of the Company, and PDC may not initiate any negotiations or discussions with any other party regarding PDC's ownership of stock or debt in the Company. Unless the third party discontinues negotiations concerning the nonbinding terms of the letter of intent, the Company and PDC will be required under certain circumstances to pay substantial fees to the third party if the letter of intent is terminated prior to June 1, 1995.

While PDC is currently providing the Company with short-term financing to meet the company's working capital needs, PDC is unwilling, at this time, to commit to meet the Company's continuing working capital requirements. The
$5 million line of credit is intended to meet these requirements. If the $5 million line of credit is not obtained, the Company will evaluate strategies to meet its working capital requirements, including new investors or lenders or the sale of assets or subsidiaries, and PDC has indicated that it will evaluate the type of financing, if any, it will provide to the Company in the future.